UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2014.

Commission File Number 001-36142

Avianca Holdings S.A.

(Translation of registrant’s name into English)

Aquilino de la Guardia Calle No. 8, Panama City,

Republic of Panama

(+507) 205-600

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Bogota, March 10, 2014

Avianca Holdings S.A. (AVH) announces that one of its subsidiaries signed a purchase agreement, subject to approval by the Mexican authorities, granting it a participation in Aerolínea Aero Transporte de Carga Unión S.A. de C.V. (AeroUnion), an airline domiciled in Mexico. The investment complies with the investment provisions for foreign direct investments in Mexico.

Additional information regarding the potential acquisition will be provided to the market once the aforementioned approval from the Mexican authorities is received.

Investor Relations

Andrés Felipe Ruíz Vesga

Tel: (57 +1) 587 77 00 ext. 2474

E-mail: andres.ruiz@avianca.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 10, 2014

AVIANCA HOLDINGS S.A.

By:	/s/ Elisa Murgas
Name:	Elisa Murgas
Title:	General Secretary, Vice-President of Legal Affairs

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